Brightest, Inc.

Financial Statements

December 31, 2019 and December 31, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Management
Brightest, Inc.
Brooklyn, NY

I have reviewed the accompanying financial statements of Brightest, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Lindsey Nicholas, CPA
Driftwood, TX
April 14, 2020

Lindsey@LNicholasCPA.com
Driftwood, TX 78619 | 512.586.6807

Brightest, Inc.
Balance Sheets
as of December 31, 2019 and 2018

	2019	2018
Assets		
Current Assets		
Cash	$ 20,241	$ 943
Accounts receivable and other current assets	1,401	26
Due from related party	265	91
Total Current Assets	21,908	1,060
Intangible Assets		
Product design and development costs	274,485	30,123
Total Assets	$ 296,393	$ 31,184
Liabilities and Shareholder's Equity		
Current Liabilities		
Short-term borrowings	36,621	-
Accounts payable and accrued liabilities	22,191	8,035
Accrued interest	13,497	-
Total Current Liabilities	72,309	8,035
Convertible notes	204,699	-
Deferred tax liabilities, net	30,883	5,435
Total Liabilities	$ 307,890	$ 13,470
Shareholder's Equity		
Common Stock and paid-in capital	124,858	32,155
no par value, 10,000,0000 authorized		
8,000,000 issued and outstanding		
Retained earnings	(136,355)	(14,441)
Total Shareholder's Equity	$ (11,497)	$ 17,714
Total Liabilities and Stockholder Equity	$ 296,393	$ 31,184

Brightest, Inc.
Statements of Income
Years Ended December 31, 2019 and 2018

		2019		2018
Subscription revenue	$	3,406	$	-
Cost of Revenue		249		-
Gross Profit	$	3,158	$	-
Operating Expenses				
Research & Development		16,336		6,009
Sales & Marketing		26,762		819
General & Administrative		52,403		1,663
Total Operating Expenses		95,500		8,491
Operating Income	$	(92,343)	$	(8,491)
Other income (expense)				
Franchise Tax		499		509
Interest expense		3,624		6
Net loss before income taxes	$	(96,466)	$	(9,006)
Income tax benefit, deferred		(25,448)		(5,435)
Net loss	$	(121,914)	$	(14,441)

Brightest, Inc.

Statements of Cash Flows

Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities		
Net income (loss)	$ (121,914)	$ (14,441)
Adjustments to reconcile net income to net cash provided by operating acitivities:		
Amortization of debt discount and issuance costs	(2,729)	-
Accruals for stock-based compensation	27,911	-
Equity component recorded as debt discount from note proceeds	11,518	5,435
Increase in accounts receivable	(198)	-
Increase in prepaid expenses and other assets	(1,352)	(117)
Increase in deferred tax liabilities	25,448	
Increase in accounts payable	228	112
Increase in accrued interest	13,497	-
Increase in accrued liabilities	13,929	7,922
Net cash used in operating activities	$ (33,662)	$ (1,089)
Cash flows from investing activities		
Product design and development	(244,362)	(30,123)
Net cash used in investing activities	$ (244,362)	$ (30,123)
Cash flows from financing activities		
Capital contributions	10,701	32,155
Proceeds from issuance of convertible notes	250,000	-
Net borrowings against credit facility	36,621	-
Net cash provided by financing activities	$ 297,322	$ 32,155
Net increase in cash	$ 19,298	$ 943
Cash at beginning of year	$ 943	$ -
Cash at end of year	$ 20,241	$ 943
Supplemental data:		
Interest paid	$ 5,163	$ 129
Income taxes paid	none	none

Brightest, Inc.

Statement of Changes in Shareholder's Equity
December 31, 2019 and 2018

	Common Stock and Additional Paid-In Capital		Retained earnings	Total Shareholder's Equity
	Shares	Amount		
Balances as of February 27, 2018	-	$ -	$ -	$ -
Common stock issued	8,000,000	-	-	-
Net loss			(14,441)	(14,441)
Capital contributions		32,155		32,155
Balances as of December 31, 2018	8,000,000	$ 32,155	$ (14,441)	$ 17,714
Net loss			(121,914)	(121,914)
Capital contributions		10,702		10,702
Stock-based compensation		27,911		27,911
Equity component of convertible notes		54,090		54,090
Balances as of December 31, 2019	8,000,000	$ 124,859	$ (136,355)	$ (11,496)

Brightest, Inc.
Notes to Unaudited Financial Statements
December 31, 2019 and December 31, 2018

Note 1. Description of Business

Brightest Inc. ("we," "us," "our," or "the Company") was incorporated on February 27, 2018 under the laws of the State of Delaware, with its headquarters in Brooklyn, New York. We create intuitive, easy-to-use, and powerful software for getting people involved in what matters. From campus events to volunteer program management, Brightest helps schools and education communities lead, coordinate, see, and measure positive change.

Management's Plans

Since inception, our mission has been developing and improving the Brightest software platform, developing new features, commercializing existing features and functionality, collecting data for research and product innovation, and fulfilling the Company's overall mission of creating the industry's leading software platform for social impact operations.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of the accompanying financial statements include product design and development capitalization criteria and associated useful lives of developed assets, as well as inputs required for valuing stock option awards granted, and convertible note features. Actual results could differ from those estimates.

Significant Risks and Uncertainties

Developing the Brightest software and platform requires significant capital, and based on the current operating plan, management expects to incur operating losses as we continue to invest in software development and research activities in 2020.

The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to certain risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows under its current business model.

Fair Value

Certain financial instruments are required to be recorded at fair value. Other financial instruments, including cash, is recorded at cost, which approximates fair value. Additionally, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short-term nature of these financial instruments.

Concentrations of Business Risk

We currently use Salesforce Cloud and Amazon Web Services for our hosting requirements. A disruption or loss of service from this supplier could seriously harm our ability to operate. Although we believe there are other qualified providers that can provide these services, a transition to a new provider could create a significant disruption to our business and negatively impact financial results.

Concentration of Credit Risk

Our primary exposure to credit risk is limited to our cash balances. We maintain all cash and cash equivalents (as applicable) with high credit quality financial institutions covered by the Federal Depository Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits.

No single customer accounted for more than five percent of accounts receivable or revenue during the periods reported.

Cash

Cash includes all highly liquid investments, such as money market funds, with original maturities of three months or less at the date of purchase.

Product Design and Development

Product design and development costs consist of software configuration, interface design, coding, database integration, infrastructure development, product enhancement, and testing. Design and development costs are capitalized once the preliminary project stage is complete and it is probable that the project will be completed, and the software will be used to perform the function intended.

The Company will use the straight-line method of amortization as features or functionality are released for commercial use. Existing software development assets are associated with developing the Brightest platform, which is scheduled for limited commercial release in 2020, and will be amortized over an estimated useful live of 3 years. Future software development features and functionality will be amortized over expected useful lives of 3 – 5 years based on management's assessments and estimates of future benefits.

Impairment of Long-Lived Assets

Software development assets are evaluated for recoverability when events or changes indicate the carrying amount of an asset may not be recoverable. Events and changes in circumstances considered in determining whether the carrying value of long-lived assets may not be recoverable include: significant changes in performance relative to expected operating results; significant changes in asset use; and significant negative industry or economic trends and changes in our business strategy. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows to be generated. If impairment is indicated based on a comparison of the assets' carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Management determined that there were no events or changes in circumstances that indicated product design and development assets were impaired during any of the periods presented.

Share-based Compensation

Compensation expense for stock-based payment awards, including stock options, and restricted stock awards granted to employees, directors, and advisors, is measured and recognized based on the grant date fair value of the awards. The grant date fair value of stock options is estimated using a Binomial Stock Option pricing model. The fair value of stock-based compensation for stock options is recognized on a straight-line basis, net of actual forfeitures, over the period during which services are provided in exchange for the award. The grant date fair value of restricted stock awards is estimated based on the fair value of our underlying common stock.

Convertible Notes

Convertible Notes are accounted for as separate liability and equity components. The carrying amount of the liability component is calculated by measuring the fair value of a similar liability that does not have an associated convertible feature. The carrying amount of the equity component, representing the conversion option, is calculated by deducting the fair value of the liability component from the total principal of the Convertible Notes. This amount represents a debt discount which is amortized to interest expense over the term of the Convertible Notes using the effective interest rate method, which maintains a constant rate of interest expense based on the increasing carrying value of the debt.

Transaction costs related to the issuance of the Convertible Notes are initially allocated to the debt and equity components based on their relative fair values at issuance, deferred and amortized to interest expense over the term of the convertible notes using the effective interest method. Unamortized debt issuance costs are presented net of the convertible note liability on the balance sheet. See Note 8 for further discussion.

Revenue Recognition

See Note 4. Revenue

Cost of Revenue

Costs of revenue consist of expenses associated with hosting the Brightest software platform, and merchant fees.

Advertising

Advertising costs are expensed as incurred and are included in sales and marketing expense. Advertising costs were $6,254 and $841 for the years ended December 31, 2019 and 2018.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB ASC 740. As changes in tax laws or rate are enacted, deferred tax assets and liabilities will be adjusted through the provision for income taxes.

The Company follows the uncertain tax position provisions of FASB ASC Topic 740 "Income Taxes" ("ASC 740"), which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Using this guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities.

As of December 31, 2019, management does not believe Brightest has taken uncertain tax positions, or interest and penalties, that require recognition or disclosure in the financial statements.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount less any allowance for doubtful accounts to reserve for potentially uncollectible receivables. To determine the amount of any allowance, we make judgments about the creditworthiness of customers based on ongoing credit evaluation and historical experience. Based on this evaluation, no allowance was recorded at December 31, 2019 or 2018.

Subsequent Events

In preparing these financial statements, management has evaluated and disclosed all material subsequent events through April 14, 2020, which is the date that the financial statements were available to be issued.

The COVID-19 pandemic was declared a US national emergency on March 13, 2020 causing disruptions to social and commercial activity worldwide. We temporarily closed our office in March 2019 and transitioned to a 100% remote work model with limited if any impact on normal operations. Overall, we see both downside risks and upside opportunities from COVID-19. While the virus has created downward pressures on the economy, business conditions, and capital markets, it has also increased demand for the Company's technology, due to the types of social services, work, and organizations we support and serve.

Note 3. Recent Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2019-12, *Simplifying the Accounting for Income Taxes*, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. The guidance is effective for annual periods beginning after December 15, 2020, with early adoption permitted. Management does not expect the adoption of ASU 2019-12 to have a significant impact to the Company's financial position, results of operations or related disclosures.

In August 2018, the FASB issued ASU 2018-15, *Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract*. ASU 2018-15 aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. The guidance is effective for annual periods beginning after December 15, 2019, with early adoption permitted. The adoption of ASU 2018-15 is not expected to have a material impact on the financial statements.

Brightest, Inc.
Notes to Unaudited Financial Statements
December 31, 2019 and December 31, 2018

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. ASU 2016-13 replaced the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. ASU 2016-13 is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The adoption of ASU 2016-13 is not expected to have a material impact on the financial statements.

In February 2016, the FASB issued a new accounting pronouncement, ASC Topic 842, regarding lease accounting, which is effective for reporting periods beginning after December 15, 2019. Under ASC Topic 842, a lessee will be required to recognize lease liabilities and corresponding right-of-use assets related to all leases or contracts that are determined to have lease components and that have contract terms exceeding 12 months. We do not expect the adoption of ASC Topic 842 to have a significant impact to its financial position, results of operations or related disclosures.

Note 4. Share-based Payments

In 2019, the Company adopted the 2019 Employee Stock Ownership Plan ("the Plan") which provides for the grant of incentive stock options, including nonstatutory stock options, stock appreciation rights, restricted stock awards, and other performance awards to employees, directors and consultants. There are 2,000,000 common shares reserved for issuance under the plan.

Option grant activity during 2019 was as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding at January 1, 2019	-	$ -	-
Granted	410,000	$ 0.05	3.08
Exercised	-	-	
Cancelled	-	-	
Balance at December 31, 2019	410,000	$ 0.05	3.08

At December 31, 2019, 208,333 shares were vested with an exercise price of $.05 per share.

Compensation expense of $27,911 was recognized for the year ended December 31, 2019. As of December 31, 2019, total unrecognized compensation costs were $30,338 related to outstanding options, which is expected to be recognized over a weighted average period of 2.08 years.

Brightest, Inc.
Notes to Unaudited Financial Statements
December 31, 2019 and December 31, 2018

The fair value of the share option awards is estimated based on the Binomial stock option pricing model calculated as of the grant date. The fair value of grants awarded to nonemployee personnel was not material for the periods presented.

Note 5. Related Party Transactions

The founder and CEO of Brightest, Inc. also serves as the Executive Director of The Brightest Foundation Incorporated which is a New York registered nonprofit corporation. The Foundation is a subscriber to the Brightest software, and the company also makes small monetary contributions to The Foundation in support of its social and community impact initiatives. Revenue earned from The Foundation was $495 and $0 for 2019 and 2018 respectively. Contributions made to The Foundation were $8 and $0 for 2019 and 2018 respectively.

Note 6. Debt

Short-term borrowings

In 2019, the Company entered into a credit facility with a total borrowing capacity of $50,000. Borrowings under the credit facility carry an annual interest rate of 42.19%. Outstanding borrowings under the credit facility were $36,920 as of December 31, 2019, with an available borrowing capacity of $13,080. The weighted average interest on the Company's short terms borrowings was 27.89%.

Convertible Notes

In April 2019, we entered into a purchase agreement for the sale of an aggregate of $450,000 principal amount of Convertible Notes in a private offering to a single investor. The convertible notes included a $250,000 initial placement, and on or after November 1, 2019, the Company has the option to issue additional convertible notes with a principal of $200,000 subject to certain covenants. The convertible notes have a coupon interest rate of 8% per annum, which is payable in full at maturity.

The notes are unsecured, unsubordinated obligations of the Company and are scheduled to mature April 1, 2022. The settlement of the notes will be in cash unless the holder elects to settle in shares, in which case Brightest will be required to deliver either common shares or preferred common. The notes will be cash settled or converted to shares in an amount equal to the principal value of the notes and accrued interest at maturity.

Holders of the Convertible Notes may convert all or a portion of their Convertible Notes at their option prior to April 1, 2022, only under the following circumstances:

- on a notice of redemption, in which case we may be required to increase the conversion rate for the Convertible Notes so surrendered for conversion in connection with such redemption notice
- or on the occurrence of specified corporate events including a qualified equity financing round or IPO

In accounting for the issuance of the Convertible Notes, we separated the Convertible Notes into liability and equity components. The carrying amount of the equity component was $55,086 and was recorded as a debt discount, which is amortized to interest expense using the effective interest method over the term of the notes.

Issuance costs associated with the Convertible Notes of $4,525 were allocated between the debt and equity components based on the relative allocation of total proceeds from the issuance. Issuance costs allocated to the debt component are recorded as a reduction to the principal debt outstanding and are amortized term of the notes using the effective interest method. Debt issuance costs amortized during the period are recorded to interest expense on the Statement of Income.

Convertible notes consisted of the following as of December 31, 2019:

Liability		
Principal	$	250,000
Unamortized debt discount and issuance costs		(45,301)
Net carrying amount		204,699
Carrying amount of the equity component	$	54,090

Note 7. Commitments and Contingencies

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations. Management does not expect the ultimate resolution of these actions to have a material effect on the Company's financial position.

Note 8. Income Taxes

The provision for income taxes consists of the following:

	Year ended December 31,	
	2019	2018
Current		
Federal	$ (7,559)	$ (1,330)
State	(1,706)	(300)
Total deferred income tax (benefit) expense	(9,265)	(1,630)
Deferred		
Federal	$ (17,638)	$ (3,104)
State	(3,981)	(701)
Total current income tax (benefit) expense	(21,619)	(3,805)
Total	**$ (30,884)**	**$ (5,435)**

The components of the deferred tax balances were as follows:

	Year ended December 31,	
	2019	2018
Deferred tax assets:		
Stock-based compensation	$ 7,184	$ -
Loss carryforwards	24,830	2,318
Total deferred tax assets	32,014	2,318
Deferred tax liabilities:		
Intangible assets	$ (62,898)	$ (7,753)
Total deferred tax liabilities	(62,898)	(7,753)
Deferred tax liabilities, net	**$ (30,884)**	**$ (5,435)**

Note 9. Revenue Recognition

Subscription revenue comprises the recurring monthly fees from subscribers to the Brightest online software. Subscribers are invoiced monthly. Unbilled revenue at year end is recognized in the Statement of Income as accrued income and included within accounts receivable. Unearned revenue, if any, at year end is recognized in the Statement of Financial Position as deferred revenue and included within other current liabilities.

Other operating revenue comprises revenue from related services such as education and the implementation of the online software services.

Revenue is recognized as performance obligations under customer contracts are met. Performance obligations for subscriptions to the Brightest cloud-based software consist of the provisioning of the software and related support services over the term of the contract. Where the performance obligations of add-ons are usage based (such as tracking volunteer hours), revenue is recognized consistent with the usage profile. Performance obligations under financial web arrangements include the referral of customers to the revenue share counterparty and the continued servicing of the customer by that counterparty.

Performance obligations for implementation revenue consist of the delivery of the implementation services. Implementation service revenue is recognized based on percentage of completion of the related services promised under the customer contract.

Note 10. Leases

The Company leases its Brooklyn, NY office space under a month-to-month lease agreement. Total rent payments, inclusive of rent increases, rent holidays, concessions, leasehold incentives or any other unusual provisions or conditions, are expensed on a straight-line basis over the lease period. During the periods presented, monthly rent expense approximated straight-line basis, resulting in no deferred revenue. Rent expense was $4,041 and $325 for 2019 and 2018, respectively and is recorded to general and administrative expenses.

Note 11. Fair Value Measurements

Assets and liabilities measured at fair value are classified into the following categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs reflecting the reporting entity's own assumptions or external inputs from inactive markets.